ORBIS

Warszawa , 2003-11-03

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SUPPL

SEC MAIL RECEIVED
NOV 13 2003
WASH. D.C. 181

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report no 30/2003.
Best regards

03037367

Krzysztof Gerula

Vice-President

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

dlw 11/17

Current report no 30/2003

Acting in compliance with § 5.1.1 of the Regulation issued by the Council of Ministers on October 16, 2001, concerning current and periodical information to be reported by securities' issuers (published in the official journal of the Republic of Poland "*Dz. U.*" No 139, item 1569, as amended), the Management Board of Orbis S.A. hereby informs:

"Implementing the Share Sale and Purchase Agreement entered into on June 24, 2003 (hereinafter referred to as the "Agreement"), on October 31, 2003, Orbis S.A. having its corporate address at 16, Bracka street, Warsaw, Poland, registered in the register of business operators kept by the District Court for the Capital City of Warsaw, XIX Economic Registry Division, under the number KRS 0000022622, (hereinafter referred to as "Orbis") acquired from the company Accor Polska Sp. z o.o. having its corporate address in Warsaw (hereinafter referred to as "Accor Polska") 100% shares in the company Hekon - Hotele Ekonomiczne S.A. having its corporate address in Warsaw (hereinafter referred to as "Hekon"), i.e. 300.000.000 registered shares having a nominal value of PLN 1 each

According to the Agreement, the price of Hekon shares amounts to PLN 404,168,107.92 PLN. On the acquisition day, Orbis paid the first installment equal to 85% of the price. Under the Agreement, the first installment was increased by an amount of PLN 6,368,837.28 payable within 10 business days from the acquisition date. This amount results from the settlement mechanism of the EURO/PLN exchange rate for the period from the date of executing the Agreement until the acquisition date, as provided for in the Agreement. The second installment equal to 15% of the price shall be paid not later than within 5 years from the date of acquisition of the shares by Orbis after its conversion into EURO according to the average rate of exchange quoted by the National Bank of Poland on the date preceding the date of executing the Agreement and shall bear interest until the date of payment according to EURIBOR for 6-month deposits plus 1%. The accrued interest shall be paid on a yearly basis on each anniversary of share acquisition by Orbis. The value of Hekon shares in Orbis' accounting books shall be equal to the acquisition price.

Hekon shares constitute assets of major value according to § 2.1.45 of the Regulation issued by the Council of Ministers on October 16, 2001, concerning current and periodical information to be reported by securities' issuers (published in the official journal of the Republic of Poland "*Dz. U.*" No 139, item 1569, as amended), since they exceed 10% of Orbis' equity.

The sources of financing of the acquisition of Hekon shares include own funds and loan granted by a consortium of banks composed of Credit Lyonnais and Bank Handlowy in Warsaw. A part of the first installment has been settled by a non-cash set-off of mutual payments between Orbis and Accor Polska.

Acquisition of Hekon shares is tantamount to take-over by Orbis of control over hotels operated by Hekon – Orbis plans to continue their operations.

Acquisition of Hekon shares is a long-term capital investment for Orbis

The shares acquired in Hekon entitle Orbis to 100% of votes at the General Assembly of Hekon Shareholders.

According to § 2.1.30 of the Regulation issued by the Council of Ministers on October 16, 2001, concerning current and periodical information to be reported by securities' issuers (official journal "*Dz. U.*" No 139, item 1569, as amended), Accor Polska and Orbis are affiliates since Accor Polska's controlling company has over 20% of votes at the General Assembly of Orbis Shareholders."